UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)(1)

                          ONLINE RESOURCES CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                   68273G 10 1
                                 (CUSIP Number)

                           Wheatley Partners II, L.P.
                          80 Cuttermill Road, Suite 311
                           Great Neck, New York 11021
                            Telephone (516) 773-1024

                                 with a copy to:
                             Michael R. Reiner, Esq.
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022
                            Telephone (212) 735-8600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 1, 2002
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 68273G 10 1                  13D
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Wheatley Partners II, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power

                        77,259 shares                                       0.6%
                        --------------------------------------------------------
  Number of       8     Shared Voting Power
   Shares
Beneficially            0 shares                                              0%
  Owned by              --------------------------------------------------------
    Each          9     Sole Dispositive Power
  Reporting
   Person               77,259 shares                                       0.6%
    With                --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 shares                                              0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person

      77,259 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                        |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      0.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68273G 10 1                  13D
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Applewood Capital Corp.
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power

                        0 shares                                              0%
                        --------------------------------------------------------
  Number of       8     Shared Voting Power
   Shares
Beneficially            0 shares                                              0%
  Owned by              --------------------------------------------------------
    Each          9     Sole Dispositive Power
  Reporting
   Person               0 shares                                              0%
    With                --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 shares                                              0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person

      0 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                        |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      0%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68273G 10 1                  13D
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Irwin Lieber
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power

                        14,256 shares                                       0.1%
                        --------------------------------------------------------
  Number of       8     Shared Voting Power
   Shares
Beneficially            433,679 shares                                      3.1%
  Owned by              --------------------------------------------------------
    Each          9     Sole Dispositive Power
  Reporting
   Person               14,256 shares                                       0.1%
    With                --------------------------------------------------------
                  10    Shared Dispositive Power

                        433,679 shares                                      3.1%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person

      447,935 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                        |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      3.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68273G 10 1                  13D
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Barry Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power

                        0 shares                                              0%
                        --------------------------------------------------------
  Number of       8     Shared Voting Power
   Shares
Beneficially            447,935 shares                                      3.2%
  Owned by              --------------------------------------------------------
    Each          9     Sole Dispositive Power
  Reporting
   Person               0 shares                                              0%
    With                --------------------------------------------------------
                  10    Shared Dispositive Power

                        447,935 shares                                      3.2%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person

      447,935 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                        |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      3.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68273G 10 1                  13D
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Barry Fingerhut
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power

                        28,512 shares                                       0.2%
                        --------------------------------------------------------
  Number of       8     Shared Voting Power
   Shares
Beneficially            443,679 shares                                      3.1%
  Owned by              --------------------------------------------------------
    Each          9     Sole Dispositive Power
  Reporting
   Person               28,512 shares                                       0.2%
    With                --------------------------------------------------------
                  10    Shared Dispositive Power

                        443,679 shares                                      3.1%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person

      462,191 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                        |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      3.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68273G 10 1                  13D
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Seth Lieber
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power

                        0 shares                                              0%
                        --------------------------------------------------------
  Number of       8     Shared Voting Power
   Shares
Beneficially            77,259 shares                                       0.6%
  Owned by              --------------------------------------------------------
    Each          9     Sole Dispositive Power
  Reporting
   Person               0 shares                                              0%
    With                --------------------------------------------------------
                  10    Shared Dispositive Power

                        77,259 shares                                       0.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person

      77,259 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                        |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      0.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68273G 10 1                  13D
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Jonathan Lieber
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power

                        0 shares                                              0%
                        --------------------------------------------------------
  Number of       8     Shared Voting Power
   Shares
Beneficially            77,259 shares                                       0.6%
  Owned by              --------------------------------------------------------
    Each          9     Sole Dispositive Power
  Reporting
   Person               0 shares                                              0%
    With                --------------------------------------------------------
                  10    Shared Dispositive Power

                        77,259 shares                                       0.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person

      77,259 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                        |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      0.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68273G 10 1                  13D
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Woodland Partners
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power

                        14,256 shares                                       0.1%
                        --------------------------------------------------------
  Number of       8     Shared Voting Power
   Shares
Beneficially            0 shares                                              0%
  Owned by              --------------------------------------------------------
    Each          9     Sole Dispositive Power
  Reporting
   Person               14,256 shares                                       0.1%
    With                --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 shares                                              0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person

      14,256 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                        |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      0.1%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68273G 10 1                  13D
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Marilyn Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power

                        0 shares                                              0%
                        --------------------------------------------------------
  Number of       8     Shared Voting Power
   Shares
Beneficially            14,256 shares                                       0.1%
  Owned by              --------------------------------------------------------
    Each          9     Sole Dispositive Power
  Reporting
   Person               0 shares                                              0%
    With                --------------------------------------------------------
                  10    Shared Dispositive Power

                        14,256 shares                                       0.1%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person

      14,256 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                        |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      0.1%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      The following statement, dated June 1, 2002, constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Schedule 13D"), regarding the reporting persons ownership of certain securities of Online Resources Corporation (the "Issuer").

ITEM 2. Identity and Background.

      Item 2 is hereby amended and restated as follows:

      Items 2(a), 2(b), 2(c) and 2(f). This Statement is jointly filed by the following entities (collectively referred to as the "Reporting Persons"):

      o Wheatley Partners II, L.P., a New York limited partnership ("Wheatley Partners II");

      o     Irwin Lieber, a United States citizen;

      o     Barry Fingerhut, a United States citizen;

      o     Seth Lieber, a United States citizen;

      o     Jonathan Lieber, a United States citizen;

      o     Woodland Partners, a New York general partnership ("Woodland
            Partners");

      o     Barry Rubenstein, a United States citizen;

      o     Marilyn Rubenstein, a United States citizen;

      The principal business of each of Wheatley Partners II and Woodland Partners is investing.

      Messrs. Barry Rubenstein, Irwin Lieber, Barry Fingerhut, Seth Lieber and Jonathan Lieber are general partners of Wheatley Partners II. The principal place of business of Wheatley Partners II, Messrs. Irwin Lieber, Barry Fingerhut, Seth Lieber and Jonathan Lieber is 80 Cuttermill Road, Suite 311, Great Neck, New York 11021.

      Barry Rubenstein is a general partner of Woodland Partners. Marilyn Rubenstein is a general partner of Woodland Partners and the spouse of Mr. Rubenstein. The principal place of business of each of Woodland Partners, Mr. Rubenstein and Mrs. Rubenstein is 68 Wheatley Road, Brookville, New York 11545.

      Messrs. Barry Rubenstein, Irwin Lieber and Barry Fingerhut are shareholders, officers and directors of InfoMedia Associates, Ltd. ("InfoMedia"). Messrs. Seth Lieber and Jonathan Lieber are shareholders of InfoMedia. InfoMedia is a general partner of each of 21st Century Communications Partners, L.P. ("21st Century"), 21st Century Communications T-E Partners, L.P. ("T-E") and 21st Century Communications Foreign Partners, L.P. ("Foreign").

      Effective July 1, 2001, Applewood Capital Corp. ceased to be a general partner of Wheatley Partners II.

      Item 2(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      Item 2(e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. Interests in Securities of the Issuer.

      Item 5 is hereby amended and restated as follows:

      (a) The following list sets forth the aggregate number and percentage (based on 13,549,500 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended March 31,
            2002), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of June 1, 2002.

                              Shares of Common            Percentage of Shares
                             Stock Beneficially             of Common Stock
Name                              Owned(2)                Beneficially Owned(2)
----                              --------                ---------------------

Wheatley Partners II, L.P.        77,259(3)                       0.6%
Applewood Capital Corp.                0                            0%
Irwin Lieber                     447,935(3),(4),(5),(6)           3.2%
Barry Rubenstein                 447,935(3),(4),(5),(7)           3.2%
Barry Fingerhut                  462,191(3),(4),(5),(8)           3.3%
Seth Lieber                       77,259(3),(4)                   0.6%
Jonathan Lieber                   77,259(3),(4)                   0.6%
Woodland Partners                 14,256(8)                       0.1%
Marilyn Rubenstein                14,256(4),(8)                   0.1%

----------
(2) Includes shares of Common Stock issuable upon the exercise of the 1996 Warrants and the Additional Warrants.

(3) Includes 71,284 shares issuable upon the exercise of the 1996 Warrants and 5,975 shares issuable upon the exercise of the Additional Warrants.

(4) The reporting person disclaims beneficial ownership of these securities except to the extent of his/her/its equity interest therein.

(5) Includes 241,684 shares issuable upon the exercise of the 1996 Warrants owned by 21st Century. Includes 82,259 shares issuable upon the exercise of the 1996 Warrants owned by T-E. Includes 32,477 shares issuable upon the exercise of the 1996 Warrants owned by Foreign.

(6) Includes 11,880 shares of Common Stock owned by Irwin Lieber and 2,376 shares issuable upon the exercise of the Additional Warrants owned by Irwin Lieber.

(7) Includes 11,880 shares of Common Stock owned by Woodland Partners and 2,376 shares issuable upon the exercise of the Additional Warrants owned by Woodland Partners.

(8) Includes 23,760 shares of Common Stock owned by Barry Fingerhut and 4,752 shares issuable upon the exercise of the Additional Warrants owned by Mr. Fingerhut.

      (b) Wheatley Partners II has sole power to vote and to dispose of 77,259 shares of Common Stock (including 71,284 shares issuable upon the exercise of the 1996 Warrants and 5,975 shares issuable upon the exercise of the Additional Warrants), representing approximately 0.6% of the outstanding shares of Common Stock.

      By virtue of being a general partner of Wheatley Partners II and Woodland Partners, and a shareholder, officer and director of Infomedia, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 447,935 shares of Common Stock (including 427,704 shares issuable upon the exercise of the 1996 Warrants and 8,351 shares issuable upon the exercise of the Additional Warrants), representing approximately 3.2% of the outstanding shares of Common Stock.

      Irwin Lieber has sole power to vote and to dispose of 14,256 shares of Common Stock (including 2,376 shares issuable upon the exercise of the Additional Warrants), representing approximately 0.1% of the outstanding shares of Common Stock. By virtue of being a general partner Wheatley Partners II, and a shareholder, officer and director of Infomedia, Irwin Lieber may be deemed to have shared power to vote and to dispose of 433,679 shares of Common Stock (including 427,704 shares issuable upon the exercise of the 1996 Warrants and 5,975 shares issuable upon the exercise of the Additional Warrants), representing approximately 3.1% of the outstanding shares of Common Stock.

      Barry Fingerhut has sole power to vote and to dispose of 28,512 shares of Common Stock (including 4,752 shares issuable upon the exercise of the Additional Warrants), representing approximately 0.2% of the outstanding shares of Common Stock. By virtue of being a general partner of Wheatley Partners II, and a shareholder, officer and director of Infomedia, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 433,679 shares of Common Stock (including 427,704 shares issuable upon the exercise of the 1996 Warrants and 5,975 shares issuable upon the exercise of the Additional Warrants), representing approximately 3.1% of the outstanding shares of Common Stock.

      By virtue of being a general partner of Wheatley Partners II, Seth Lieber may be deemed to have shared power to vote and to dispose of 77,259 shares of Common Stock (including 71,284 shares issuable upon the exercise of the 1996 Warrants and 5,975 shares issuable upon the exercise of the Additional Warrants), representing approximately 0.6% of the outstanding shares of Common Stock.

      By virtue of being a general partner of Wheatley Partners II, Jonathan Lieber may be deemed to have shared power to vote and to dispose of 77,259 shares of Common Stock (including 71,284 shares issuable upon the exercise of the 1996 Warrants and 5,975 shares issuable upon the exercise of the Additional Warrants), representing approximately 0.6% of the outstanding shares of Common Stock.

      Woodland Partners has sole power to vote and to dispose of 14,256 shares of Common Stock (including 2,376 shares issuable upon the exercise of the Additional Warrants), representing approximately 0.1% of the outstanding shares of Common Stock.

      Marilyn Rubenstein, by virtue of being a general partner of Woodland Partners, may be deemed to have shared power to vote and to dispose of 14,256 shares of Common Stock (including 2,376 shares issuable upon the exercise of the Additional Warrants), representing approximately 0.1% of the outstanding shares of Common Stock.

      (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the Reporting Persons identified in Item 2 of this
Schedule 13D effected from July 12, 2001 through June 1, 2002:

      On July 12, 2001, Wheatley Partners II sold 147,230 shares of the Common Stock of the Issuer at $2.0068 per share, and on July 13, 2001, Wheatley Partners II sold 50,000 shares of the Common Stock of the Issuer at $1.975 per share. The shares of Common Stock were sold pursuant to open market sales.

      On June 1, 2002, the Series C Warrants were no longer exercisable. Wheatley Partners II, 21st Century, T-E and Foreign owned 38,426, 105,727, 35,965 and 14,226 Series C Warrants, respectively.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

      (e) Effective November 13, 2001, as a result of the Issuer reporting an increase in the number of shares of Common Stock outstanding (13,376,890 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2001), the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock of the Issuer.

                                    SIGNATURE

      After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2002                     WHEATLEY PARTNERS II, L.P.

                                        By: /s/ Irwin Lieber
                                            ------------------------------------
                                            Irwin Lieber, a General Partner


                                        APPLEWOOD CAPITAL CORP.

                                        By: /s/ Barry Rubenstein
                                            ------------------------------------
                                            Barry Rubenstein, President

                                        /s/ Barry Rubenstein
                                        ----------------------------------------
                                        Barry Rubenstein

                                        /s/ Irwin Lieber
                                        ----------------------------------------
                                        Irwin Lieber

                                        /s/ Barry Fingerhut
                                        ----------------------------------------
                                        Barry Fingerhut

                                        /s/ Seth Lieber
                                        ----------------------------------------
                                        Seth Lieber

                                        /s/ Jonathan Lieber
                                        ----------------------------------------
                                        Jonathan Lieber


                                        WOODLAND PARTNERS

                                        By: /s/ Barry Rubenstein
                                            ------------------------------------
                                            Barry Rubenstein, a General Partner

                                        /s/ Marilyn Rubenstein
                                        ----------------------------------------
                                        Marilyn Rubenstein